1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2002

China Unicom Limited

(Translation of registrant’s name into English)

10-12/F Office Tower 1

Henderson Center

18 Jian Guo Men Nei Avenue

Beijing, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: November 22, 2002	By:	/s/ Tan Xinghui
Tan Xinghui
Executive Director and Vice President

EXHIBITS

Exhibit Number

1.1	Announcement in relation to the acquisition of cellular telecommunications business and connected transactions, dated November 20, 2002.

FORWARD–LOOKING STATEMENTS

The announcement, dated as of November 20, 2002, of the Company, constituting Exhibit 1.1 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties.  Such forward-looking statements include, without limitation, (i) certain information relating to the proposed acquisition by the Company of Unicom New Century (BVI) Limited, a company incorporated in the British Virgin Islands, from the Company’s controlling shareholder, China Unicom (BVI) Limited, and the potential effect of the acquisition on the Company, and (ii) those relating to the Company’s strategy and future plan and targets, its capital expenditure plan, its future business condition and financial results, its abilities to expand network capacity and increase network efficiency, ability to develop new technology applications and offer new services, and its ability to realize such advantages and successfully execute its CDMA-related strategy, its ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets, future growth of market demand for its services, and future regulatory and other developments in the Chinese telecommunications industry.

Such forward–looking statements reflect the Company’s current views with respect to future events.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the completion of the acquisition and related transactions as planned, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities in China, the effects of competition on the demand and price of the Company’s telecommunications services, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  In addition, the Company’s future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or availability of additional spectrum and the adequate and timely supply of equipment when required.